Exhibit 12.7
Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended		Year Ended
	September 30,		December 31,
	2007		2006
Net income from continuing operations	$17,949		$56,659
Add- Taxes based on income	9,691		37,246
Net income before income taxes	27,640		93,905

Add- fixed charges:
Interest on long term debt	50,369	(1)	46,167
Estimated interest cost within rental expense	159		205
Amortization of net debt premium, discount, expenses and losses	6,309		3,537
Total fixed charges	56,837		49,909

Earnings available for fixed charges	84,477		143,814

Ratio of earnings to fixed charges	1.48		2.88

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,721		2,294
Adjustment to pre-tax basis	929		1,508
	2,650		3,802

Combined fixed charges and preferred stock dividend requirements	$59,487		$53,711

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.42		2.67

(1)  Includes FIN 48 interest expense